Exhibit 99.1

Secoo Receives Delisting Notice from Nasdaq and Plans to Request Hearing

BEIJING, November 17, 2023 (GLOBE NEWSWIRE) -- Secoo Holding Limited (“Secoo” or the “Company”) (NASDAQ: SECO) today announced that on November 14, 2023, it received a Staff Delisting Determination (the “Staff Determination”) from the Listing Qualifications Staff of The Nasdaq Stock Market LLC (“Nasdaq”), which notified the Company that the Nasdaq Listing Qualifications Staff has initiated a process to delist the Company’s American Depositary Shares (the “ADSs”) from Nasdaq. The Staff Determination will not immediately result in the suspension of trading or delisting of the Company’s ADSs, and the Nasdaq Listing Rules provide a procedure for the Company to appeal the Staff Determination to a Nasdaq Hearings Panel and seek a stay of suspension pending the outcome of the hearing, as described below.

The Staff Determination was issued because the Company had not filed its annual report on Form 20-F for the year ended December 31, 2022 (the “Form 20-F”), on or before the Extended Date (as defined below). As previously disclosed, on May 18, 2023, the Company received a notice from Nasdaq Listing notifying the Company that, because the Company had not timely filed the Form 20-F with the U.S. Securities and Exchange Commission (the “SEC”), the Company was not in compliance with Nasdaq Listing Rule 5250(c)(1), which requires timely filing of all required periodic financial reports. After the Company made a submission to Nasdaq describing its plan to regain compliance with this rule, the Company was granted an extension until November 13, 2023 (the “Extended Date”), to file its Form 20-F.

The Company plans to timely request a hearing before the Nasdaq Hearings Panel to present its plan to regain compliance with the applicable listing requirements. Such a request will stay the suspension of the Company’s ADSs and delisting action for a period of 15 days from the date of the request. In connection with its request for a hearing, the Company also plans to request an extended stay of the suspension, pending the determination of the Nasdaq Hearings Panel. According to the Staff Determination, hearings are typically scheduled to occur approximately 30-45 days after the date of a company’s hearing request.

About Secoo Holding Limited

Secoo Holding Limited (“Secoo”) is Asia’s leading online integrated upscale products and services platform. Secoo provides customers a wide selection of authentic upscale products and lifestyle services on the Company’s integrated online and offline shopping platform which consists of the Secoo.com website, mobile applications and offline experience centers, offering over 420,000 SKUs, covering over 3,800 global and domestic brands. Supported by the Company’s proprietary database of upscale products, authentication procedures and brand cooperation, Secoo is able to ensure the authenticity and quality of every product offered on its platform.

For more information, please visit http://ir.secoo.com.

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements include but are not limited to Secoo management quotes and the Company’s financial outlook. These forward-looking statements can be identified by terminology such as “will,” “estimate,” “project,” “predict,” “believe,” “expect,” “anticipate,” “intend,” “potential,” “plan,” “goal” and similar statements. Secoo Holding Limited may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those expressed or implied in the forward-looking statements. These forward-looking statements include, but are not limited to, statements about: the Company’s goals and strategies; its future business development, financial condition and results of operations; its ability to attract and retain new customers and to increase revenues generated from repeat customers; its expectations regarding demand for and market acceptance of its products and services; trends and competition in China’s e-commerce market; changes in its revenues and certain cost or expense items; the expected growth of the Chinese e-commerce market; Chinese governmental policies relating to the Company’s industry and general economic conditions in China. For additional information on these and other important factors that could adversely affect the Company’s business, financial condition, results of operations and prospects, please see its filings with the U.S. Securities and Exchange Commission.

Secoo Holding Limited does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of this press release, and Secoo Holding Limited undertakes no duty to update such information, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Secoo Holding Limited

Jingbo Ma

Tel: +86 10 6588-0135

E-mail: ir@secoo.com

The Piacente Group, Inc.

Jenny Cai

Tel: +86 (10) 6508-0677

E-mail: Secoo@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: Secoo@tpg-ir.com